UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 5, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

JA Solar Holdings Co., Ltd.

File No. 001-33290 - CF#26709

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JA Solar Holdings Co., Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on April 26, 2011, as amended.

Based on representations by JA Solar Holdings Co., Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 4.3	through September 30, 2013
Exhibit 4.4	through December 31, 2015
Exhibit 4.5	through December 31, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Morris
Special Counsel